The McClatchy Company

2100 “Q” Street,

Sacramento, California 95816

July 29, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz
Sonia Bednarowski

Re:	The McClatchy Company
Registration Statement on Form S-4 (File No. 333-167345)
Acceleration Request

Dear Ms. Ravitz and Ms. Bednarowski:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The McClatchy Company, a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective prior to or at 4:30 p.m., Eastern Time, on Monday, August 2, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the registration statement effective to Katherine A. Martin, Esq. and Michael A. Occhiolini, Esq. via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

Sincerely,
THE McCLATCHY COMPANY

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Finance and Chief Financial Officer